Form 40-F/A
period 2002-12-31
SUN LIFE FINANCIAL SERVICES OF CANADA INC
filed 2003-02-18
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

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

Not Applicable
(Title of Class)

     For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

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

UNDERTAKING
SIGNATURES
CERTIFICATION
MANAGEMENT DISCUSSION AND ANALYSIS-DEC. 31, 2002
FINANCIAL STATEMENTS - DECEMBER 31, 2002
DISCLOSURE AND INTERNAL CONTROLS REPORT
COMMENTS BY AUDITORS
INDEPENDENT AUDITORS' CONSENT
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

Registrant	Sun Life Financial Services of Canada Inc.

By (Signature and Title)	/S/ “Thomas A. Bogart”

Thomas A. Bogart Executive Vice-President and Chief Legal Officer

Date	February 18, 2003

EXHIBITS:

Management's Discussion and Analysis for the Year Ended December 31, 2002
Consolidated Financial Statement for the Year Ended December 31, 2002
Disclosure and Internal Controls Report
Comments by Auditors on Canada-United States Reporting Differences
Independent Auditors’ Consent
Consent of Appointed Actuary
Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: February 18, 2003

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

Date: February 18, 2003

/S/ “Paul W. Derksen”
Paul W. Derksen Chief Financial Officer

5