Form 40-F/A
period 2002-12-31
SUN LIFE FINANCIAL SERVICES OF CANADA INC
filed 2003-05-16
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002	Commission File Number 001-15014

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

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

2

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

Registrant	Sun Life Financial Services of Canada Inc.

By (Signature and Title)	/S/ “Thomas A. Bogart” Thomas A. Bogart Executive Vice-President and Chief Legal Officer

Date	May 16, 2003

EXHIBITS:

Annual Report 2002
Renewal Annual Information Form for the Year Ended December 31, 2002
Disclosure and Internal Controls Report
Comments by Auditors on Canada-United States Reporting Differences
Independent Auditor’s Consent
Consent of Appointed Actuary
Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3

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

Date: May 16, 2003

/S/ “Donald A. Stewart” Donald A. Stewart Chairman and Chief Executive Officer

4

CERTIFICATION

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

Date: May 16, 2003

/S/ “Paul W. Derksen” Paul W. Derksen Chief Financial Officer

5