Form 40-F
period 2003-12-31
SUN LIFE FINANCIAL INC
filed 2004-02-17
CIK 1097362

U.S. Securities and Exchange Commission
 Washington, D.C. 20549

Form 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003       Commission File Number 001-15014

Sun Life Financial Inc.
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

Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.
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

599,970,665 common shares were outstanding on December 31, 2003

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

INCORPORATION BY REFERENCE

Identification of Audit Committee

The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS – Board of Directors” on pages 8 and 9 of Exhibit 3 hereto (Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS – Audit Committee Financial Expert” on page 9 of Exhibit 3 hereto (Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Code of Ethics

The disclosure provided under the heading “CODE OF ETHICS” on page 10 of Exhibit 3 hereto (Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Principal Accountant Fees and Services

The disclosure provided under the heading “PRINCIPAL ACCOUNTANT FEES AND SERVICES” on pages 11 and 12 of Exhibit 3 hereto (Annual Information Form for the year ended December 31, 2003) is incorporated by reference herein.

Off-Balance Sheet Arrangements

The disclosure provided under the heading “OFF-BALANCE SHEET ARRANGEMENTS” on pages 51 to 54 of Exhibit 2 hereto (Management’s Discussion and Analysis for the year ended December 31, 2003) is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided under the heading “OFF-BALANCE SHEET ARRANGEMENTS - Contractual Obligations” on page 54 of Exhibit 2 hereto (Management’s Discussion and Analysis for the year ended December 31, 2003) is incorporated by reference herein.

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

Registrant	Sun Life Financial Inc.

By (Signature and Title)	/S/ “Thomas A. Bogart”

Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

Date	February 17, 2004

EXHIBITS:

1.	Consolidated Financial Statements for the Year Ended December 31, 2003

2.	Management’s Discussion and Analysis for the year ended December 31, 2003

3.	Renewal Annual Information Form for the year ended December 31, 2003

4.	Report on Disclosure Controls and Changes in Internal Control over Financial Reporting

5.	Auditors’ Consent

6.	Comments by Auditors on Canada - United States of America Reporting Difference

7.	Consent of Appointed Actuary

8.	Notices Regarding Pension Plan Blackout

9.	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

•	Chief Executive Officer

•	Chief Financial Officer

10.	Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

•	Chief Executive Officer

•	Chief Financial Officer

3