Form 40-F
period 2004-12-31
SUN LIFE FINANCIAL INC
filed 2005-02-14
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☑ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 001-15014

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

                                         ☑ Annual information form                         ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

592,043,026 common shares were outstanding on December 31, 2004

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

Yes ☑                     No ☐

INCORPORATION BY REFERENCE

Disclosure Controls and Procedures

Management of the Company, including its Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15e of the United States Securities Exchange Act of 1934) as of December 31, 2004 and have concluded that these disclosure controls and procedures were operating effectively as of December 31, 2004.

In addition there have been no material changes in internal control over financial reporting (as defined in Rule 13a-15f of the United States Securities Exchange Act of 1934) during the financial year ended December 31, 2004.

Identification of Audit Committee

The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS” in the Renewal Annual Information Form for the year ended December 31, 2004, attached hereto as Exhibit 3, is incorporated by reference herein.

Audit Committee Financial Expert

The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS – Audit Committee Financial Expert” in the Renewal Annual Information Form for the year ended December 31, 2004, attached hereto as Exhibit 3, is incorporated by reference herein.

Code of Ethics

The disclosure provided under the heading “CODE OF ETHICS” in the Renewal Annual Information Form for the year ended December 31, 2004, attached hereto as Exhibit 3, is incorporated by reference herein.

Principal Accountant Fees and Services

The disclosure provided under the heading “PRINCIPAL ACCOUNTANT FEES AND SERVICES” in the Renewal Annual Information Form for the year ended December 31, 2004, attached hereto as Exhibit 3, is incorporated by reference herein.

Off-Balance Sheet Arrangements

The disclosure provided under the heading “FINANCIAL POSITION AND LIQUIDITY – Off-balance Sheet Arrangements” in the Management’s Discussion and Analysis for the year ended December 31, 2004, attached as Exhibit 2 hereto, is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The disclosure provided under the heading “FINANCIAL POSITION AND LIQUIDITY – Contractual Obligations” in the Management’s Discussion and Analysis for the year ended December 31, 2004, attached hereto as Exhibit 2, is incorporated by reference herein.

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

By (Signature and Title)
/S/ “Thomas A. Bogart”

Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

Date	February 14, 2005

EXHIBITS:

1.	Consolidated Financial Statement for the Year Ended December 31, 2004

2.	Management’s Discussion and Analysis for the year ended December 31, 2004

3.	Renewal Annual Information Form for the year ended December 31, 2004

4.	Auditors’ Consent

5.	Comments by Auditors on Canada – United States of America Reporting Difference

6.	Consent of Appointed Actuary

7.	Notices Regarding Pension Plan Blackout

8.	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
•	Chief Executive Officer
•	Executive Vice-President and Chief Financial Officer

9.	Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
•	Chief Executive Officer
•	Executive Vice-President and Chief Financial Officer