Form 40-F
period 2005-12-31
SUN LIFE FINANCIAL INC
filed 2006-02-13
CIK 1097362

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-15014
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
Not Applicable
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	581,960,570
Class A Preferred Shares Series 1	13,000,000
Class A Preferred Shares Series 2	16,000,000
Class A Preferred Shares Series 3	10,000,000
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
INCORPORATION BY REFERENCE
Disclosure Controls and Procedures
The disclosure provided under the heading “DISCLOSURE CONTROLS AND PROCEDURES” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005, attached hereto as Exhibit 2, is incorporated by reference herein.
Identification of Audit Committee
The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS – Audit and Conduct Review Committee” in the Company’s Renewal Annual Information Form for the year ended December 31, 2005, attached hereto as Exhibit 3, is incorporated by reference herein.
Audit Committee Financial Expert
The disclosure provided under the heading “DIRECTORS AND EXECUTIVE OFFICERS – Audit and Conduct Review Committee” in the Company’s Renewal Annual Information Form for the year ended December 31, 2005, attached hereto as Exhibit 3, is incorporated by reference herein.
Code of Ethics
The disclosure provided under the heading “CODE OF ETHICS” in the Company’s Renewal Annual Information Form for the year ended December 31, 2005, attached hereto as Exhibit 3, is incorporated by reference herein. A copy of the “Sun Life Financial Code of Business Conduct” is attached hereto as Exhibit 4.

Principal Accountant Fees and Services
The disclosure provided under the heading “PRINCIPAL ACCOUNTANT FEES AND SERVICES” in the Company’s Renewal Annual Information Form for the year ended December 31, 2005, attached hereto as Exhibit 3, is incorporated by reference herein.
Off-Balance Sheet Arrangements
The disclosure provided under the heading “FINANCIAL POSITION AND LIQUIDITY – Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005, attached as Exhibit 2 hereto, is incorporated by reference herein.
Tabular Disclosure of Contractual Obligations
The disclosure provided under the heading “FINANCIAL POSITION AND LIQUIDITY – Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2005, attached hereto as Exhibit 2, is incorporated by reference herein.
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

Registrant	Sun Life Financial Inc.
By (Signature and Title)	/s/ “Thomas A. Bogart”
Thomas A. Bogart
Date	Executive Vice-President and Chief Legal Officer February 13, 2006

EXHIBITS:
1.	Consolidated Financial Statement for the Year Ended December 31, 2005

2.	Annual Management’s Discussion and Analysis for the year ended December 31, 2005

3.	Renewal Annual Information Form for the year ended December 31, 2005

4.	Sun Life Financial Code of Business Conduct

5.	Auditor’s Consent

6.	Report on Comments by Auditors on Canada – United States of America Reporting Differences

7.	Consent of Appointed Actuary

8.	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
•	Chief Executive Officer

•	Executive Vice-President and Chief Financial Officer
9.	Certification required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
•	Chief Executive Officer

•	Executive Vice-President and Chief Financial Officer