Form 40-F
period 2006-12-31
SUN LIFE FINANCIAL INC
filed 2007-02-08
CIK 1097362

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-15014
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

Common Shares	571,843,922
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
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
Yes      ☑                    No  ☐
INCORPORATION BY REFERENCE
Disclosure Controls and Procedures
The information provided under the heading “Controls and procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, attached hereto as Exhibit 2, is incorporated by reference herein.
Management’s Annual Report on Internal Control Over Financial Reporting
The information provided under the heading “Controls and procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, attached hereto as Exhibit 2, and the “Management’s Annual Report on Internal Control over Financial Reporting” included in the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2006, attached hereto as Exhibit 1, is incorporated by reference herein.
Attestation Report of the Registered Public Accounting Firm
The “ Report of Independent Registered Chartered Accountants” included in the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2006, attached hereto as Exhibit 1, is incorporated by reference herein.
Changes in Internal Control Over Financial Reporting
The information provided under the heading “Controls and procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, attached hereto as Exhibit 2, is incorporated by reference herein.
Identification of Audit Committee
The information provided under the heading “Directors and executive officers — Audit and Conduct Review Committee” in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Exhibit 3, is incorporated by reference herein.

Audit Committee Financial Expert
The information provided under the heading “Directors and executive officers — Audit and Conduct Review Committee” in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Exhibit 3, is incorporated by reference herein.
Code of Ethics
The information provided under the heading “Code of ethics” in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Exhibit 3, is incorporated by reference herein. A copy of the Sun Life Financial Code of Business Conduct is attached hereto as Exhibit 4.
In October 2006, the Sun Life Financial Code of Business Conduct was updated: (a) to amend the Mission, Vision and Values section; (b) to include new provisions related to anti-money laundering/ anti-terrorist financing and fraud reporting; (c) to clarify that service on certain boards do not require pre-clearance; (d) to expand the section on gifts, favours, benefits or entertainment; (e) to clarify the Company’s policy on personal relationships to prevent conflicts of interest; (f) to add examples to the section on the use of technology; (g) to add a section on the handling of regulatory and law enforcement investigations; and (h) to make format changes and include statements of broad principles on most pages.
Principal Accountant Fees and Services
The information provided under the heading “Directors and executive officers — Principal accountant fees and services” in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Exhibit 3, is incorporated by reference herein. None of the services described under the heading “Directors and officers - Principal accountants fees and services” in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Exhibit 3, were approved by the Audit and Conduct Review Committee of the Company’s Board of Directors pursuant to the de minimis exception in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements
The information provided under the heading “Financial position and liquidity — Off-balance sheet arrangements” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, attached hereto as Exhibit 2 hereto, is incorporated by reference herein.
Tabular Disclosure of Contractual Obligations
The information provided under the heading “Financial position and liquidity — Contractual obligations” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, attached hereto as Exhibit 2, is incorporated by reference herein.
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

Sun Life Financial Inc

By:	/S/ “Thomas A. Bogart”

Thomas A. Bogart
Executive Vice-President and
Chief Legal Officer

Dated: February 8, 2007

EXHIBITS:
1.	Consolidated Financial Statement for the Year Ended December 31, 2006

2.	Annual Management’s Discussion and Analysis for the year ended December 31, 2006

3.	Annual Information Form for the year ended December 31, 2006

4.	Sun Life Financial Code of Business Conduct

5.	Consent of Independent Registered Chartered Accountants.

6.	Comments by Auditors on Canada - United States of America Reporting Difference

7.	Consent of Appointed Actuary

8.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

9.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002