Form 40-F
period 2007-12-31
SUN LIFE FINANCIAL INC
filed 2008-02-14
CIK 1097362

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-15014
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

Common Shares	564,141,706
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
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
Yes      ☑                    No  ☐
INCORPORATION BY REFERENCE
The following information is incorporated by reference in this Annual report on Form 40-F:
Disclosure Controls and Procedures
The information under the heading “Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007, which is attached hereto as Exhibit 1, (the “2007 Annual MD&A”).
Management’s Annual Report on Internal Control Over Financial Reporting
The information under the heading “Controls and Procedures” in the Company’s 2007 Annual MD&A and the information in the “Management’s Report on Internal Control over Financial Reporting” with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2007 (the “2007 Annual Financial Statements”). The Company’s 2007 Annual Financial Statements, including the “Management’s Report on Internal Control over Financial Reporting”, is attached hereto as Exhibit 2.
Attestation Report of the Registered Public Accounting Firm
A copy of the “Report of Independent Registered Chartered Accountants” with respect to the Company’s 2007 Annual Financial Statements is included in the Company’s 2007 Annual Financial Statements.
Changes in Internal Control Over Financial Reporting
The information under the heading “Controls and Procedures” in the Company’s 2007 Annual MD&A.

Identification of Audit Committee
The information under the heading “Directors and Executive Officers – Audit and Conduct Review Committee” in the Company’s annual information form, dated February 13, 2008, which is attached hereto as Exhibit 3 (the “2007 AIF”).
Audit Committee Financial Expert
The information under the heading “Directors and Executive Officers – Audit and Conduct Review Committee” in the Company’s 2007 AIF.
Code of Ethics
The information under the heading “Directors and Executive Officers – Code of Ethics” in the Company’s 2007 AIF. A copy of the Sun Life Financial Code of Business Conduct is attached hereto as Exhibit 4.
Principal Accountant Fees and Services
The information under the headings “Directors and Executive Officers – Principal Accountant Fees and Services” and “Directors and Executive Officers – Policy for Use of External Auditors” in the Company’s 2007 AIF.
None of the services provided by the Company’s external auditor described under “Directors and Executive Officers – Principal Accountant Fees and Services” in the Company’s 2007 AIF were approved pursuant to the waiver of pre-approval provisions in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements
The information under the heading “Financial Position and Liquidity – Off-balance Sheet Arrangements” in the Company’s 2007 MD&A.
Tabular Disclosure of Contractual Obligations
The information under the heading “Financial Position and Liquidity – Contractual Obligations” in the Company’s 2007 MD&A.
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

Sun Life Financial Inc.
By:	/S/ “Thomas A. Bogart”
Thomas A. Bogart Executive Vice-President and General Counsel

Dated: February 14, 2008

EXHIBITS:
1.	Annual Management’s Discussion and Analysis for the year ended December 31, 2007

2.	Consolidated Financial Statement for the Year Ended December 31, 2007

3.	Annual Information Form dated February 13, 2008

4.	Sun Life Financial Code of Business Conduct

5.	Consent of Independent Registered Chartered Accountants

6.	Consent of Appointed Actuary

7.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002