Form 40-F
period 2010-12-31
SUN LIFE FINANCIAL INC
filed 2011-02-17
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010         Commission File Number 001-15014

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

Common Shares	574,306,144
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 6R	10,000,000
Class A Preferred Shares Series 8R	11,200,000

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

Yes ☑                             No ☐

INCORPORATION BY REFERENCE

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting Controls and Matters - Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010 (the “2010 Annual MD&A”). A copy of the Company’s 2010 Annual MD&A is attached hereto as Exhibit 1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters - Management’s Report on Internal Control over Financial Reporting” in the Company’s 2010 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2010 (the “2010 Annual Financial Statements”). Copies of the management report titled “Financial Reporting Responsibilities” and the Company’s 2010 Annual Financial Statements are attached hereto as Exhibit 2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Chartered Accountants” with respect to the Company’s 2010 Annual Financial Statements, which is included in the Company’s 2010 Annual Financial Statements.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters - Changes in Internal Control over Financial Reporting” in the Company’s 2010 Annual MD&A.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers - Audit Committee” in the Company’s annual information form dated February 16, 2011 (the “2010 AIF”). A copy of the Company’s 2010 AIF is attached hereto as Exhibit 3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers - Audit Committee” in the Company’s 2010 AIF.

Code of Ethics

The information under the heading “Directors and Executive Officers - Code of Business Conduct” in the Company’s 2010 AIF.

A copy of the Sun Life Financial Code of Business Conduct is attached hereto as Exhibit 4.

In April 2010, the Sun Life Financial Code of Business Conduct was updated: (a) to include an opening message from the Company’s Chief Executive Officer; (b) to add new sections related to internal controls, social media, records management and sustainability; (c) to expand the discussion on anti-corruption, and bribery, restraint of trade and privacy; (d) to provide additional emphasis on reporting breaches and non-retaliation; (e) to simplify several section in the Code of Business Conduct and (f) to make amendments that are not substantive. A copy of the amended Code of Business Conduct was furnished to the Securities and Exchange Commission in a Form 6-K on April 23, 2010.

Principal Accountant Fees and Services

The information under the headings “Directors and Executive Officers - Principal Accountant Fees and Services” and “Directors and Executive Officers - Policy for Approval of Auditor Services” in the Company’s 2010 AIF.

None of the services provided by the Company’s external auditor described under “Directors and Executive Officers - Principal Accountant Fees and Services” in the Company’s 2010 AIF were approved pursuant to the waiver of pre-approval provisions in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information under the heading “Capital and Liquidity Management - Off-Balance Sheet Arrangements” in the Company’s 2010 Annual MD&A.

Tabular Disclosure of Contractual Obligations

The information under the heading “Risk Management - Operational Risk - Liquidity Risk” in the Company’s 2010 Annual MD&A.

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

Thomas A. Bogart
Executive Vice-President, Business Development and
General Counsel

Dated: February 17, 2011

EXHIBITS:

1.	Annual Management’s Discussion and Analysis for the year ended December 31, 2010

2.	Consolidated Financial Statement for the year ended December 31, 2010

3.	Annual Information Form dated February 16, 2011

4.	Sun Life Financial Code of Business Conduct

5.	Consent of Independent Registered Chartered Accountants

6.	Consent of Appointed Actuary

7.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002