Form 40-F
period 2013-12-31
SUN LIFE FINANCIAL INC
filed 2014-02-13
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 001-15014

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

Common Shares	609,376,407
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 6R	10,000,000
Class A Preferred Shares Series 8R	11,200,000
Class A Preferred Shares Series 10R	8,000,000
Class A Preferred Shares Series 12R	12,000,000

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

Yes ☑                            No ☐

INCORPORATION BY REFERENCE

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s annual management’s discussion and analysis for the year ended December 31, 2013 (the “2013 Annual MD&A”) is incorporated herein by reference.

A copy of the Company’s 2013 Annual MD&A is attached hereto as Exhibit 1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s 2013 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2013 (the “2013 Annual Financial Statements”) is incorporated herein by reference.

Copies of the management report titled “Financial Reporting Responsibilities” and the Company’s 2013 Annual Financial Statements are attached hereto as Exhibit 2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Chartered Accountants” with respect to the Company’s 2013 Annual Financial Statements, which accompanies the Company’s 2013 Annual Financial Statements, is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s 2013 Annual MD&A is incorporated herein by reference.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers – Audit and Conduct Review Committee” in the Company’s annual information form dated February 13 , 2013 (the “2013 AIF”) is incorporated herein by reference.

A copy of the Company’s 2013 AIF is attached hereto as Exhibit 3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers – Audit and Conduct Review Committee” in the Company’s 2013 AIF is incorporated herein by reference.

Code of Ethics

The information under the heading “Directors and Executive Officers – Code of Business Conduct” in the Company’s 2013 AIF is incorporated herein by reference.

The Company has adopted a code of business conduct, which applies to all of the directors, officers and employees of the Company and its subsidiaries. The Company’s code of business conduct was amended in August 2013, to reinforce the Company’s commitments to high standards of integrity, acting ethically, and reporting breaches. The most significant updates provide enhanced guidance on the prevention of corruption and bribery, conflicts of interest, privacy, sustainability and records management.

A copy of the Company’s code of business conduct is attached hereto as Exhibit 4.

Principal Accountant Fees and Services

The information under the headings “Principal Accountant Fees and Services” in the Company’s 2013 AIF is incorporated herein by reference.

None of the services provided by the Company’s external auditor, which are described under the heading “Principal Accountant Fees and Services” in the Company’s 2013 AIF, were approved pursuant to the waiver of pre-approval provisions in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information under the heading “Capital and Liquidity Management – Off-Balance Sheet Arrangements” in the Company’s 2013 Annual MD&A is incorporated herein by reference.

Tabular Disclosure of Contractual Obligations

The table entitled “Financial Liabilities and Contractual Commitments” included under the heading “Risk Management – Risk Categories – Liquidity Risk” in the Company’s 2013 Annual MD&A is incorporated herein by reference.

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

Sun Life Financial Inc.

By:	/S/ “Thomas A. Bogart”

Thomas A. Bogart Executive Vice-President, Business Development and General Counsel

Dated: February 13, 2014

EXHIBITS:

1.	Annual Management’s Discussion and Analysis for the year ended December 31, 2013

2.	Consolidated Financial Statement for the year ended December 31, 2013

3.	Annual Information Form dated February 12 , 2014

4.	Sun Life Financial Code of Business Conduct

5.	Consent of Independent Registered Chartered Accountants

6.	Consent of Appointed Actuary

7.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002