Form 40-F
period 2015-12-31
SUN LIFE FINANCIAL INC
filed 2016-02-11
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-15014

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

Common Shares	609,376,407
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	5,102,686
Class A Preferred Shares Series 9QR	6,007,314
Class A Preferred Shares Series 10R	8,000,000
Class A Preferred Shares Series 12R	12,000,000

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

Yes ☑                            No ☐

INCORPORATION BY REFERENCE

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting and Control Matters - Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015 (the “2015 Annual MD&A”) is incorporated by reference herein.

A copy of the Company’s 2015 Annual MD&A is attached hereto as Exhibit 1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters - Disclosure Controls and Procedures - Management’s Report on Internal Control over Financial Reporting” in the Company’s 2015 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2015 (the “2015 Annual Financial Statements”) is incorporated by reference herein.

Copies of the management report titled “Financial Reporting Responsibilities” and the Company’s 2015 Annual Financial Statements are attached hereto as Exhibit 2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Public Accounting Firm” with respect to the Company’s 2015 Annual Financial Statements and the “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompany the Company’s 2015 Annual Financial Statements are incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters - Disclosure Controls and Procedures - Changes in Internal Control over Financial Reporting” in the Company’s 2015 Annual MD&A is incorporated by reference herein.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers - Audit & Conduct Review Committee” in the Company’s annual information form dated February 10, 2015 (the “2015 AIF”) is incorporated by reference herein.

A copy of the Company’s 2015 AIF is attached hereto as Exhibit 3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers - Audit & Conduct Review Committee” in the Company’s 2015 AIF is incorporated by reference herein.

Code of Ethics

The information under the heading “Code of Business Conduct” in the Company’s 2015 AIF is incorporated by reference herein.

A copy of the current Sun Life Financial Code of Business Conduct was most recently filed with the United States Securities and Exchange Commission as an Exhibit to the Company’s Form 40-F dated February 12, 2015 . No changes have been made to that Code of Business Conduct since that date.

Principal Accountant Fees and Services

The information under the headings “Directors and Executive Officers - Principal Accountant Fees and Services” in the Company’s 2015 AIF is incorporated by reference herein.

None of the services provided by the Company’s external auditor described under “Directors and Executive Officers - Principal Accountant Fees and Services” in the Company’s 2015 AIF were approved pursuant to the waiver of pre-approval provisions in paragraph (c)(7)(i)(C) of SEC Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The information under the heading “Capital and Liquidity Management - Off-Balance Sheet Arrangements” in the Company’s 2015 Annual MD&A is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations

The table entitled “Financial Liabilities and Contractual Obligations” included under the heading “Risk Management - Risk Categories - Liquidity Risk” in the Company’s 2015 Annual MD&A is incorporated by reference herein.

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

Sun Life Financial Inc.

By:	/S/ “Melissa J. Kennedy”

Melissa J. Kennedy Executive Vice-President & Chief Legal Officer & Public Affairs

Dated: February 11, 2016

EXHIBITS:

1.	Annual Management’s Discussion and Analysis for the year ended December 31, 2015

2.	Consolidated Financial Statement for the year ended December 31, 2015

3.	Annual Information Form dated February 10, 2016

4.	Consent of Independent Registered Public Accounting Firm

5.	Consent of Appointed Actuary

6.	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002