Form 40-F
period 2016-12-31
SUN LIFE FINANCIAL INC
filed 2017-02-16
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-15014

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

Common Shares	613,580,091
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	5,192,686
Class A Preferred Shares Series 9QR	6,007,314
Class A Preferred Shares Series 10R	6,919,928
Class A Preferred Shares Series 11QR	1,080,072
Class A Preferred Shares Series 12R	12,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                            No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                            No ☐

                                                       Not Applicable

INCORPORATION BY REFERENCE

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2016 (the “2016 Annual MD&A”) is incorporated by reference herein.

A copy of the Company’s 2016 Annual MD&A is attached hereto as Exhibit 99.1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2016 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) is incorporated by reference herein.

Copies of the management report titled “Financial Reporting Responsibilities” and the Company’s 2016 Annual Financial Statements are attached hereto as Exhibit 99.2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompany the Company’s 2016 Annual Financial Statements are incorporated by reference herein.

The Company’s 2016 Annual Financial Statements are attached hereto as Exhibit 99.2.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2016 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2016 Annual MD&A is attached hereto as Exhibit 99.1.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers – Audit & Conduct Review Committee” in the Company’s annual information form dated February 15, 2017 (the “2016 AIF”) is incorporated by reference herein.

A copy of the Company’s 2016 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers – Audit & Conduct Review Committee” in the Company’s 2016 AIF is incorporated by reference herein.

A copy of the Company’s 2016 AIF is attached hereto as Exhibit 99.3.

Code of Ethics

The information under the heading “Directors and Executive Officers – Code of Business Conduct” in the Company’s 2016 AIF is incorporated by reference herein.

A copy of the Company’s 2016 AIF is attached hereto as Exhibit 99.3.

A copy of the current Sun Life Financial Code of Business Conduct was most recently filed with the United States Securities and Exchange Commission as an Exhibit to the Company’s Form 40-F dated February 12, 2015 .. No changes have been made to that Code of Business Conduct since that date.

Principal Accountant Fees and Services

The information under the headings “Directors and Executive Officers – Principal Accountant Fees and Services” in the Company’s 2016 AIF is incorporated by reference herein.

A copy of the Company’s 2016 AIF is attached hereto as Exhibit 99.3.

Off-Balance Sheet Arrangements

The information under the heading “Capital and Liquidity Management – Off-Balance Sheet Arrangements” in the Company’s 2016 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2016 Annual MD&A is attached hereto as Exhibit 99.1.

Tabular Disclosure of Contractual Obligations

The table entitled “Financial Liabilities and Contractual Obligations” included under the heading “Risk Management – Risk Categories – Liquidity Risk” in the Company’s 2016 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2016 Annual MD&A is attached hereto as Exhibit 99.1.

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

Sun Life Financial Inc.

By:	/s/ “Melissa J. Kennedy”

Melissa J. Kennedy Executive Vice-President & Chief Legal Officer & Public Affairs

Dated: February 16, 2017

EXHIBITS:

31.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2016

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2016

99.3	Annual Information Form dated February 15, 2017

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Appointed Actuary