Form 40-F
period 2017-12-31
SUN LIFE FINANCIAL INC
filed 2018-02-16
CIK 1097362

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number 001-15014

Sun Life Financial Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

52411

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

1 York Street, 31st Floor, Toronto, Ontario, Canada M5J 0B6 (416) 979-9966

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

Common Shares	610,478,656
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	5,192,686
Class A Preferred Shares Series 9QR	6,007,314
Class A Preferred Shares Series 10R	6,919,928
Class A Preferred Shares Series 11QR	1,080,072
Class A Preferred Shares Series 12R	12,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-               No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

INCORPORATION BY REFERENCE

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2017 (the “2017 Annual MD&A”) is incorporated by reference herein.

A copy of the Company’s 2017 Annual MD&A is attached hereto as Exhibit 99.1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2017 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, with respect to the Company’s annual consolidated financial statements for the year ended December 31, 2017 (the “2017 Annual Financial Statements”) is incorporated by reference herein.

Copies of the management report titled “Financial Reporting Responsibilities” and the Company’s 2017 Annual Financial Statements are attached hereto as Exhibit 99.2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2017 Annual Financial Statements are incorporated by reference herein.

The Company’s 2017 Annual Financial Statements are attached hereto as Exhibit 99.2.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2017 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2017 Annual MD&A is attached hereto as Exhibit 99.1.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 14, 2018 (the “2017 AIF”) is incorporated by reference herein.

A copy of the Company’s 2017 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s 2017 AIF is incorporated by reference herein.

A copy of the Company’s 2017 AIF is attached hereto as Exhibit 99.3.

Code of Ethics

The information under the heading “Code of Business Conduct” in the Company’s 2017 AIF is incorporated by reference herein.

A copy of the Company’s 2017 AIF is attached hereto as Exhibit 99.3.

A copy of the current Sun Life Financial Code of Business Conduct is attached hereto as Exhibit 14.1 and is also available on our website at sunlife.com.

In 2017, the Company’s code of business conduct was updated to reinforce its key principles and values and, in particular, the Company’s commitment to employees and clients, acting ethically and reporting ethical misconduct, and whistle-blowing protections. The most significant updates aligned the code with existing internal policies, requirements, practices and business strategy and enhanced guidance on promoting diversity, fairness and safety in the workplace, rejecting corruption and bribery, avoiding conflicts of interest, promoting a strong risk framework, treating clients fairly, and dealing with the public and other third parties.

Principal Accountant Fees and Services

The information under the headings “Principal Accountant Fees and Services” in the Company’s 2017 AIF is incorporated by reference herein.

A copy of the Company’s 2017 AIF is attached hereto as Exhibit 99.3.

Off-Balance Sheet Arrangements

The information under the heading “Additional Financial Disclosure – Off-Balance Sheet Arrangements” in the Company’s 2017 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2017 Annual MD&A is attached hereto as Exhibit 99.1.

Tabular Disclosure of Contractual Obligations

The table entitled “Financial Liabilities and Contractual Obligations” included under the heading “Risk Management – Risk Categories – Liquidity Risk” in the Company’s 2017 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2017 Annual MD&A is attached hereto as Exhibit 99.1.

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

Sun Life Financial Inc.

By:	/s/ “Melissa J. Kennedy”
Melissa J. Kennedy
Executive Vice-President,
Chief Legal Officer & Public Affairs

Dated:	February 15, 2018

EXHIBITS:

14.1	Sun Life Financial Code of Business Conduct

31.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2017

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2017

99.3	Annual Information Form dated February 14, 2018

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Consent of Appointed Actuary

101	Interactive Data File

slf-20171231.xml

slf-20171231.xsd

slf-20171231_cal.xml

slf-20171231_def.xml

slf-20171231_lab.xml

slf-20171231_pre.xml