Form 40-F
period 2018-12-31
SUN LIFE FINANCIAL INC
filed 2019-02-15
CIK 1097362

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Common Shares	598,462,193
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	5,192,686
Class A Preferred Shares Series 9QR	6,007,314
Class A Preferred Shares Series 10R	6,919,928
Class A Preferred Shares Series 11QR	1,080,072
Class A Preferred Shares Series 12R	12,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

The following information is incorporated by reference in this annual report on Form 40-F:

Disclosure Controls and Procedures

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2018 (the “2018 Annual MD&A”) is incorporated by reference herein.

A copy of the Company’s 2018 Annual MD&A is attached hereto as Exhibit 99.1.

Management’s Annual Report on Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2018 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, attached to the Company’s annual consolidated financial statements for the year ended December 31, 2018 (the “2018 Annual Financial Statements”) is incorporated by reference herein.

A copy of the Company’s 2018 Annual MD&A is attached hereto as Exhibit 99.1. A copy of the Company’s 2018 Annual Financial Statements are attached hereto as Exhibit 99.2.

Attestation Report of the Registered Public Accounting Firm

The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2018 Annual Financial Statements is incorporated by reference herein.

The Company’s 2018 Annual Financial Statements are attached hereto as Exhibit 99.2.

Changes in Internal Control Over Financial Reporting

The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2018 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2018 Annual MD&A is attached hereto as Exhibit 99.1.

Identification of Audit Committee

The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 13, 2019 (the “2018 AIF”) is incorporated by reference herein.

A copy of the Company’s 2018 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert

The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s 2018 AIF is incorporated by reference herein.

A copy of the Company’s 2018 AIF is attached hereto as Exhibit 99.3.

Code of Ethics

The information under the heading “Code of Business Conduct” in the Company’s 2018 AIF is incorporated by reference herein.

A copy of the Company’s 2018 AIF is attached hereto as Exhibit 99.3.

A copy of the current Sun Life Financial Code of Business Conduct is filed as Exhibit 14.1 to the Company’s annual report on Form 40-F for the year ended December 31, 2017 and is also available on our website at sunlife.com.

Principal Accountant Fees and Services

The information under the headings “Principal Accountant Fees and Services” in the Company’s 2018 AIF is incorporated by reference herein.

A copy of the Company’s 2018 AIF is attached hereto as Exhibit 99.3.

Off-Balance Sheet Arrangements

The information under the heading “Additional Financial Disclosure – Items related to Statement of Financial Position—Off-Balance Sheet Arrangements” in the Company’s 2018 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2018 Annual MD&A is attached hereto as Exhibit 99.1.

Tabular Disclosure of Contractual Obligations

The table entitled “Financial Liabilities and Contractual Obligations” included under the heading “Risk Management – Risk Categories – Liquidity Risk” in the Company’s 2018 Annual MD&A is incorporated by reference herein.

A copy of the Company’s 2018 Annual MD&A is attached hereto as Exhibit 99.1.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the Company’s agent for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Sun Life Financial Inc.

By:	/s/ Melissa J. Kennedy
Melissa J. Kennedy
Executive Vice-President,
Chief Legal Officer & Public Affairs

Dated: February 14, 2019

EXHIBITS:

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2018

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2018

99.3	Annual Information Form dated February 13, 2019 for the year ended December 31, 2018

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Consent of Appointed Actuary

101	Interactive Data File