Form 40-F
period 2020-12-31
SUN LIFE FINANCIAL INC
filed 2021-02-11
CIK 1097362

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

Common Shares	585,068,130
Class A Preferred Shares Series 1	16,000,000
Class A Preferred Shares Series 2	13,000,000
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	6,217,331
Class A Preferred Shares Series 9QR	4,982,669
Class A Preferred Shares Series 10R	6,919,928
Class A Preferred Shares Series 11QR	1,080,072
Class A Preferred Shares Series 12R	12,000,000

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

INCORPORATION BY REFERENCE
The following information is incorporated by reference in this annual report on Form 40-F:
Disclosure Controls and Procedures
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2020 (the “2020 Annual MD&A”) is incorporated by reference herein.
A copy of the Company’s 2020 Annual MD&A is attached hereto as Exhibit 99.1.
Management’s Annual Report on Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2020 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, attached to the Company’s annual consolidated financial statements for the year ended December 31, 2020 (the “2020 Annual Financial Statements”) is incorporated by reference herein.
A copy of the Company’s 2020 Annual MD&A is attached hereto as Exhibit 99.1. A copy of the Company’s 2020 Annual Financial Statements are attached hereto as Exhibit 99.2.
Attestation Report of the Registered Public Accounting Firm
The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2020 Annual Financial Statements is incorporated by reference herein.
The Company’s 2020 Annual Financial Statements are attached hereto as Exhibit 99.2.
Changes in Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2020 Annual MD&A is incorporated by reference herein.
A copy of the Company’s 2020 Annual MD&A is attached hereto as Exhibit 99.1.
Identification of Audit Committee
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 10, 2021 (the “2020 AIF”) is incorporated by reference herein.
A copy of the Company’s 2020 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s 2020 AIF is incorporated by reference herein.
A copy of the Company’s 2020 AIF is attached hereto as Exhibit 99.3.

Code of Ethics
The information under the heading “Code of Conduct” in the Company’s 2020 AIF is incorporated by reference herein.
A copy of the Company’s 2020 AIF is attached hereto as Exhibit 99.3.
A copy of the current Sun Life Financial Code of Conduct is attached hereto as Exhibit 14.1 and is also available on our website at www.sunlife.com.
In 2020, the Company’s Code of Conduct was updated to reinforce its key principles and values and, in particular, the Company’s commitment to employees and clients, acting ethically and reporting ethical misconduct, and whistle-blowing protections and complying with laws and regulations. The most significant updates enhanced content on data and information security, added a section on preventing human trafficking and improved the definition of sexual harassment, enhanced content on using alcohol and other substances, elaborated the guidance on conflicts of interests and further stressed the importance of cooperating with investigations.
Principal Accountant Fees and Services
The information under the headings “Principal Accountant Fees and Services” in the Company’s 2020 AIF is incorporated by reference herein.
A copy of the Company’s 2020 AIF is attached hereto as Exhibit 99.3.
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

Sun Life Financial Inc.

By:	/s/ Troy Krushel
Troy Krushel
Vice-President, Associate General
Counsel & Corporate Secretary

Dated: February 10, 2021

EXHIBITS:
14.1	Sun Life Financial Code of Conduct

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2020

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2020

99.3	Annual Information Form dated February 10, 2021 for the year ended December 31, 2020

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Consent of Appointed Actuary

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).