Form 40-F
period 2021-12-31
SUN LIFE FINANCIAL INC
filed 2022-02-10
CIK 1097362

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Common Shares	586,031,740
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	6,217,331
Class A Preferred Shares Series 9QR	4,982,669
Class A Preferred Shares Series 10R	6,838,672
Class A Preferred Shares Series 11QR	1,161,328
Class A Preferred Shares Series 14	1,000,000	[1]

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
1 In connection with the issuance of $1 billion principal amount of 3.60% Limited Recourse Capital Notes (LRCN) Series 2021-1 (Subordinated Indebtedness) on June 30, 2021, the Registrant issued 1 million class A Non-Cumulative Rate Reset Preferred Shares Series 14 (Series 14) at a price of $1,000 per Series 14 share. The Series 14 shares were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.

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
The following information is incorporated by reference in this annual report on Form 40-F:
Disclosure Controls and Procedures
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021 (the “2021 Annual MD&A”) is incorporated by reference herein.
A copy of the Company’s 2021 Annual MD&A is attached hereto as Exhibit 99.1.
Management’s Annual Report on Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2021 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, attached to the Company’s annual consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”) is incorporated by reference herein.
A copy of the Company’s 2021 Annual MD&A is attached hereto as Exhibit 99.1. A copy of the Company’s 2021 Annual Financial Statements are attached hereto as Exhibit 99.2.
Attestation Report of the Registered Public Accounting Firm
The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2021 Annual Financial Statements is incorporated by reference herein.
The Company’s 2021 Annual Financial Statements are attached hereto as Exhibit 99.2.
Changes in Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2021 Annual MD&A is incorporated by reference herein.
A copy of the Company’s 2021 Annual MD&A is attached hereto as Exhibit 99.1.
Identification of Audit Committee
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 9, 2022 (the “2021 AIF”) is incorporated by reference herein.
A copy of the Company’s 2021 AIF is attached hereto as Exhibit 99.3.
Audit Committee Financial Expert
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s 2021 AIF is incorporated by reference herein.
A copy of the Company’s 2021 AIF is attached hereto as Exhibit 99.3.

Code of Ethics
The information under the heading “Code of Conduct” in the Company’s 2021 AIF is incorporated by reference herein.
A copy of the Company’s 2021 AIF is attached hereto as Exhibit 99.3.
A copy of the current Sun Life Financial Code of Conduct is attached hereto as Exhibit 14.1 and is also available on our website at www.sunlife.com.
In 2021, the Company’s Code of Conduct was updated to reinforce its key principles and values and, in particular, the Company’s commitment to employees and clients, acting ethically and reporting ethical misconduct, and whistle-blowing protections and complying with laws and regulations. The most significant updates enhanced content on data and information security, added a section on preventing human trafficking and improved the definition of sexual harassment, enhanced content on using alcohol and other substances, elaborated the guidance on conflicts of interests and further stressed the importance of cooperating with investigations.
Principal Accountant Fees and Services
The information about aggregate fees billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 01208), under the headings “Principal Accountant Fees and Services” in the Company’s 2021 AIF is incorporated by reference herein.
A copy of the Company’s 2021 AIF is attached hereto as Exhibit 99.3.
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
Melissa J. Kennedy
Executive Vice-President, Chief Legal
Officer and Public Affairs

Dated: February 9, 2022

EXHIBITS:
14.1	Sun Life Financial Code of Conduct

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2021

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2021

99.3	Annual Information Form dated February 9, 2022 for the year ended December 31, 2021

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm (PCAOB ID No. 01208)

99.7	Consent of Appointed Actuary

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).