Form 40-F
period 2022-12-31
SUN LIFE FINANCIAL INC
filed 2023-02-09
CIK 1097362

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Common Shares	586,396,908
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	6,217,331
Class A Preferred Shares Series 9QR	4,982,669
Class A Preferred Shares Series 10R	6,838,672
Class A Preferred Shares Series 11QR	1,161,328
Class A Preferred Shares Series 14	1,000,000	[1]

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INCORPORATION BY REFERENCE
The following information is incorporated by reference in this annual report on Form 40-F:
Disclosure Controls and Procedures
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 (the “2022 Annual MD&A”) is incorporated by reference herein.
A copy of the Company’s 2022 Annual MD&A is attached hereto as Exhibit 99.1.
Management’s Annual Report on Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2022 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, attached to the Company’s annual consolidated financial statements for the year ended December 31, 2022 (the “2022 Annual Financial Statements”) is incorporated by reference herein.
A copy of the Company’s 2022 Annual MD&A is attached hereto as Exhibit 99.1. A copy of the Company’s 2022 Annual Financial Statements are attached hereto as Exhibit 99.2.
Attestation Report of the Registered Public Accounting Firm
The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2022 Annual Financial Statements is incorporated by reference herein.
The Company’s 2022 Annual Financial Statements are attached hereto as Exhibit 99.2.
Changes in Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2022 Annual MD&A is incorporated by reference herein.
A copy of the Company’s 2022 Annual MD&A is attached hereto as Exhibit 99.1.
Identification of Audit Committee
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 8, 2023 (the “2022 AIF”) is incorporated by reference herein.
A copy of the Company’s 2022 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s 2022 AIF is incorporated by reference herein.
A copy of the Company’s 2022 AIF is attached hereto as Exhibit 99.3.

Code of Ethics
The information under the heading “Code of Conduct” in the Company’s 2022 AIF is incorporated by reference herein.
A copy of the Company’s 2022 AIF is attached hereto as Exhibit 99.3.
A copy of the current Sun Life Financial Code of Conduct is available on our website at www.sunlife.com.
Principal Accountant Fees and Services
The information about aggregate fees billed to us by our principal accountant, Deloitte LLP, under the headings “Principal Accountant Fees and Services” in the Company’s 2022 AIF is incorporated by reference herein.
A copy of the Company’s 2022 AIF is attached hereto as Exhibit 99.3.
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
Melissa J. Kennedy
Executive Vice-President, Chief Legal
Officer and Public Affairs

Dated: February 8, 2023

EXHIBITS:

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2022

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2022

99.3	Annual Information Form dated February 8, 2023 for the year ended December 31, 2022

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm (PCAOB ID No. 01208)

99.7	Consent of Appointed Actuary

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).