Form 40-F
period 2025-12-31
SUN LIFE FINANCIAL INC
filed 2026-02-12
CIK 1097362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Common Shares	553,799,595
Class A Preferred Shares Series 3	10,000,000
Class A Preferred Shares Series 4	12,000,000
Class A Preferred Shares Series 5	10,000,000
Class A Preferred Shares Series 8R	8,880,847
Class A Preferred Shares Series 9QR	2,319,153
Class A Preferred Shares Series 10R	6,838,672
Class A Preferred Shares Series 11QR	1,161,328
Class A Preferred Shares Series 14	1,000,000	[1]

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
The following information is incorporated by reference in this annual report on Form 40-F:
Disclosure Controls and Procedures
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures” in Sun Life Financial Inc.’s (the “Company”) Management’s Discussion and Analysis for the year ended December 31, 2025 (the “2025 Annual MD&A”) is incorporated by reference herein.
A copy of the Company’s 2025 Annual MD&A is attached hereto as Exhibit 99.1.
Management’s Annual Report on Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Management’s Report on Internal Control over Financial Reporting” in the Company’s 2025 Annual MD&A and the information in the management report titled “Financial Reporting Responsibilities”, attached to the Company’s annual consolidated financial statements for the year ended December 31, 2025 (the “2025 Annual Financial Statements”) is incorporated by reference herein.
A copy of the Company’s 2025 Annual MD&A is attached hereto as Exhibit 99.1. A copy of the Company’s 2025 Annual Financial Statements are attached hereto as Exhibit 99.2.
Attestation Report of the Registered Public Accounting Firm
The “Report of Independent Registered Public Accounting Firm” with respect to the audit of the internal control over financial reporting of the Company, which accompanies the Company’s 2025 Annual Financial Statements is incorporated by reference herein.
The Company’s 2025 Annual Financial Statements are attached hereto as Exhibit 99.2.
Changes in Internal Control Over Financial Reporting
The information under the heading “Accounting and Control Matters – Disclosure Controls and Procedures – Changes in Internal Control over Financial Reporting” in the Company’s 2025 Annual MD&A is incorporated by reference herein.
A copy of the Company’s 2025 Annual MD&A is attached hereto as Exhibit 99.1.
Identification of Audit Committee
The information under the heading “Directors and Executive Officers – Audit Committee” in the Company’s annual information form dated February 11, 2026 (the “2025 AIF”) is incorporated by reference herein.
A copy of the Company’s 2025 AIF is attached hereto as Exhibit 99.3.

Audit Committee Financial Expert
The Company's Board of Directors (the “Board”) has determined that Deepak Chopra, Laurie G. Hylton and Helen M. Mallovy Hicks are Audit Committee Financial Experts as defined by the SEC. The SEC has indicated that the designation of a person as an Audit Committee Financial Expert does not make that person an "expert" for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board. Each of Mr. Chopra, Ms. Hylton and Ms. Mallovy Hicks is "independent" within the meaning of the listing standards of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

Code of Ethics
The information under the heading “Code of Conduct” in the Company’s 2025 AIF is incorporated by reference herein.
A copy of the Company’s 2025 AIF is attached hereto as Exhibit 99.3.

A copy of the current Sun Life Financial Code of Conduct is available on our website at www.sunlife.com under “About Us”.
Principal Accountant Fees and Services
The information about aggregate fees billed to us by our principal accountant, Deloitte LLP, under the headings “Principal Accountant Fees and Services” in the Company’s 2025 AIF is incorporated by reference herein.
A copy of the Company’s 2025 AIF is attached hereto as Exhibit 99.3.
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
Melissa J. Kennedy
Executive Vice-President, Chief Legal
& Public Policy Officer

Dated: February 11, 2026

EXHIBITS:

97.1	Clawback Policy

99.1	Annual Management’s Discussion and Analysis for the year ended December 31, 2025

99.2	Consolidated Annual Financial Statements for the year ended December 31, 2025

99.3	Annual Information Form dated February 11, 2026 for the year ended December 31, 2025

99.4	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of United States Code, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Independent Registered Public Accounting Firm (PCAOB ID No. 01208)

99.7	Consent of Appointed Actuary

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).